PULMONX CORPORATION
700 Chesapeake Drive
Redwood City, California 94063

November 10, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pulmonx Corporation
Registration Statement on Form S-3
File No. 333-268130
Acceleration Request

    Requested Date:    November 15, 2022
    Requested Time:     4:00 p.m. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pulmonx Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern Time, on November 15, 2022, or as soon thereafter as practicable, or at such other time as the Company or its counsel, Cooley LLP, may request by telephone to the staff of the Commission. The Company hereby authorizes each of Seth Gottlieb and Justin Kisner of Cooley LLP, counsel to the Company, to make such a request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Seth Gottlieb at (650) 843-6864, or in his absence, Justin Kisner at (650) 843-5080.
[Signature page follows]

Very truly yours,
Pulmonx Corporation

/s/ Derrick Sung, Ph.D.
By:	Derrick Sung, Ph.D.
Title:	Chief Financial Officer

cc:	David Lehman, Pulmonx Corporation
Seth Gottlieb, Cooley LLP
Justin Kisner, Cooley LLP

[Signature Page to Acceleration Request]